Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

		Shares
	Net Income	outstanding and	Amount per
	(unaudited)	equivalents	Share
Quarter ended June 30, 2004
Basic EPS	$74,148	48,274,276	$1.54
Diluted EPS	$74,148	48,354,678	$1.53
Quarter ended June 30, 2003
Basic EPS	$65,588	48,187,912	$1.36
Diluted EPS	$65,588	48,281,119	$1.36

Six months ended June 30, 2004
Basic EPS	$147,776	48,262,050	$3.06
Diluted EPS	$147,776	48,355,325	$3.06
Six months ended June 30, 2003
Basic EPS	$133,116	48,183,858	$2.76
Diluted EPS	$133,116	48,270,385	$2.76

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